1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber

Partner

215.963.5598

sgraber@morganlewis.com

August 19, 2014

FILED AS EDGAR CORRESPONDENCE

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:	Post-Effective Amendment for The Finance Company of Pennsylvania (File No. 811-1144)

Dear Ms. Vroman-Lee:

On behalf of our client, The Finance Company of Pennsylvania (the “Company”), this letter responds to the comments you provided via telephone on June 5, 2014 regarding the Company’s amendment No. 38 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on April 30, 2014. Below, we have briefly summarized your comments and questions, followed by our responses.

1.	Comment. Please include a transmittal letter with next year’s annual update filing that explains the purpose of the filing.

Response. We will include a transmittal letter with next year’s annual update filing that explains the purpose of the filing.

2.	Comment. Please confirm that the Company did not sell any of its shares during its most recently completed fiscal year.

Response. The Company did not sell any of its shares during its most recently completed fiscal year.

Ms. Ashley Vroman-Lee

August 19, 2014

3.	Comment. Please reconcile the statement on page 5 of Part A that Cooke & Bieler, L.P. (“C&B”) acts “without investment discretion” and the statement on page 5 of Part A that C&B “advise[s] and make[s] recommendations with respect to the Company’s portfolio of equity securities and investments.”

Response. For the reasons discussed below, we believe these statements are not inconsistent with each other. As stated in the Company’s registration statement and consistent with C&B’s investment advisory agreement with the Company (the “C&B Investment Advisory Agreement”), C&B acts as a non-discretionary investment adviser with respect to a portion of the Company’s assets (the “Designated Assets”). In this regard, C&B provides recommendations to the Board with regard to purchase and sale transactions involving the Designated Assets. However, C&B is not authorized to take any action with respect to the Designated Assets except upon the Board’s instructions and authorization. Per the terms of the C&B Investment Advisory Agreement, the Board is responsible for making all investment decisions with respect to the Designed Assets, and may elect not to follow C&B’s advice. Accordingly, the Board is responsible for making an independent judgment as to whether the investment recommendations provided by C&B are suitable and appropriate for the Company. In fact, there are historic examples of when the Board has interposed its own judgment and declined to proceed with a C&B recommendation for the Designated Assets. For these reasons, we believe the Company’s registration statement appropriately reflects the services performed by C&B with respect to the Designated Assets, and the Board’s role with respect to making investment decisions for the Designated Assets. Notwithstanding the foregoing, we will revise the disclosure in the Company’s registration statement in an effort to more clearly describe the Board’s and C&B’s role with respect to the Designated Assets.

I hereby acknowledge on behalf of, and with the express authority granted by, the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Company’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Company will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

Ms. Ashley Vroman-Lee

August 19, 2014

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber